HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 30, 2020

HIVE Blockchain Announces Webcast Details for Q2 F2021 Results on

Tuesday December 1, 2020

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) announces that management will host a webcast on Tuesday, December 1, 2020, at 10:00 a.m. Eastern Time to discuss the Company’s financial results for the six months ended September 30, 2020.

Financial data for the quarter will be released prior to the webcast. We urge investors to sign up today and participate in the Webcast.

Frank Holmes, Interim Executive Chairman, and Darcy Daubaras, Chief Financial Officer, will present on the webcast.

IMPORTANT - Click here to register for the quarterly results webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.